UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark file annual reports under cover of file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.7 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-256340).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Condensed consolidated interim unaudited financial statements for the three and six-month periods ended June 30, 2023 and 2022

99.2	Management’s Discussion and Analysis for the three and six-month period ended June 30, 2023

99.3	Consent of Antoine Cloutier

99.4	Consent of Yann Camus

99.5	Consent of Jeffrey Cassoff

99.6	Consent of Claude Duplessis

99.7	Consent of Merouane Rachidi

99.8	Certification of Interim Filings by the CEO

99.9	Certification of Interim Filings by the CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Nouveau Monde Graphite Inc. (Registrant)

Date: August 10, 2023	/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary